FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                            For the month of May 2003

                                   1 May 2003

                                  NDS GROUP PLC
                              (Name of Registrant)

             One London Road, Staines, Middlesex, TW18 4EX, England
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

             Form 20-F |X|                                   Form 40-F |_|


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

             Yes |_|                                          No |X|


               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                 Not Applicable



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                       NDS Group plc

Date:      1st May 2003
                                              By:      /s/ CRK Medlock
                                                       ----------------
                                                       CRK Medlock
                                                       Chief Financial Officer



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